Exhibit 15.1

Adoption of International Financial Reporting Standards

Adoption of IFRS

In July 2002, the Council of Ministers of the European Union approved a new regulation proposed by the European Commission requiring all EU-listed companies to apply International Financial Reporting Standards (“IFRS”) (previously known as International Accounting Standards or “IAS”) in preparing their financial statements beginning in 2005. In order to meet this requirement, the Group has defined a conversion process, which was implemented throughout 2003 and 2004. This process involved (i) establishment of a transition calendar, (ii) identification and quantification of the main differences between French GAAP and IFRS, (iii) identification of the impacts on reporting systems, and (iv) preparation of training programs for the Group’s employees that will be impacted by this change.

In accordance with the recommendation of stock exchange regulators, especially the recommendation from the Committee of European Securities Regulators (the “CESR”) dated December 30, 2003, the Group hereby presents financial information under IFRS for the year 2004. This information has been prepared in accordance with IFRS 1, First-Time Adoption of International Financial Reporting Standards, and all the standards that were published by the IASB as of December 31, 2004, and adopted by the European Commission.

In particular, the information presented below has been prepared based on:

-	The standards IAS 32, Financial Instruments: Presentation and Disclosures, and IAS 39, Financial Instruments: Recognition and Measurement, given that the Group is not impacted by the provisions of these standards that were rejected by the European Commission;

-	The standard IFRS 2, Share-based Payments, which was published by the IASB on February 19, 2004 and adopted by the European Commission on February 7, 2005.

However, given that the financial statements as of and for the year ended December 31, 2005 will have to be prepared based on all the standards and interpretations that will be effective as of that date, it is possible that the comparative information presented for the year 2004 in the 2005 financial statements will be different from the information presented below.

Finally, the auditors have performed audit procedures on the information presented below. However, they have not issued a specific audit report on this information.

Reconciliation of Stockholders’ Equity

The reconciliation between stockholders’ equity under French GAAP and stockholders’ equity under IFRS, as of January 1, 2004 and December 31, 2004, would be as follows:

(In millions of euro)	January 1, 2004	December 31, 2004
Stockholders’ equity under French GAAP	4,824	4,577

Actuarial gains and losses on pension liabilities	(105)	(58)
Deferred taxes on brand names	(355)	(315)
Goodwill relating to the acquisition of foreign subsidiaries	(45)	(44)
Unrealized gains on available-for-sale securities	69	31
Convertible bonds	27	19
Derivative financial instruments and amortized cost method	(9)	(16)
Goodwill amortization and impairment	—	75
Reclassification of minority interests on treasury shares	(16)	(16)
Other	(21)	(12)
Tax effect of the above adjustments	21	15
Reclassification of minority interests	253	250

Stockholders’ equity under IFRS	4,643	4,506

Reconciliation of Net Income

The reconciliation of net income from French GAAP to IFRS for the year 2004 would be as follows:

(In millions of euro)	2004
Consolidated net income under French GAAP	506
Attributable to the Group	317
Attributable to minority interests	189

Goodwill amortization	92
Additional impairment charge on HOD businesses	(8)
Additional capital gain (loss) on disposals of Jacob’s and Irish Biscuits	79
Compensation costs under stock option plans	(28)
Net periodic pension costs	4
Convertible bonds	(7)
Deferred taxes on brand names	5
Derivative financial instruments and amortized cost method	(10)
Tax effect of the above adjustments	5

Consolidated net income under IFRS	638
Attributable to the Group	449
Attributable to minority interests	189

Description of main differences

The main differences between French GAAP and IFRS, as they apply to the Group, are the following:

A.	Differences relating to the application of IFRS 1, First-Time Adoption of International Financial Reporting Standards

IFRS 1 addresses the first-time application of IFRS. This standard grants first-time adopters limited exemptions from the requirements to apply all IFRS on a retroactive basis. These exemptions are the following:

1.    Business combinations

IFRS 1 allows first-time adopters not to apply IFRS 3, Business Combinations, on a retroactive basis to business combinations that took place prior to January 1, 2004. The Group has chosen to apply this exemption. Consequently, business combinations prior to January 1, 2004 have not been restated.

2.    Fixed assets

IFRS 1 allows first-time adopters to measure items of fixed assets (property, plant and equipment, investment property and certain intangible assets) at the date of transition to IFRS at their fair value and use that fair value as their deemed cost.

The accounting principles that are applied by the Group regarding the recognition and measurement of fixed assets being similar to those prescribed by IFRS, the Group believes that the net book value of its fixed assets under French GAAP is equivalent to the net book value those assets would have, had the Group always applied IFRS. Consequently, the Group has chosen not to re-measure its fixed assets at fair value as of January 1, 2004.

3.    Unrecognized actuarial gains and losses

IFRS 1 allows first-time adopters to recognize all cumulative actuarial gains and losses at the date of transition to IFRS. The Group has chosen this option and pension liabilities have been increased by € 105 million as of January 1, 2004 and € 58 million as of December 31, 2004, resulting in a decrease in stockholders’ equity by the same amounts. In addition, (i) the net period pension cost for the year 2004 has been reduced by € 4 million before tax, which corresponds to the amortization of actuarial gains and losses, and (ii) the capital loss on the disposal of Jacob’s (Biscuits—the United Kingdom) and Irish Biscuits (Biscuits—Ireland) has been reduced by € 36 million, which corresponds to the actuarial losses net of tax that were fully recognized at the transition date in relation to these two subsidiaries. The Group will continue to apply the “corridor” approach after the transition date, whereby actuarial gains and losses are recognized when they exceed 10% of the higher between the pension obligation and the fair value of assets.

4.    Cumulative translation adjustments

The Group has chosen to apply the exemption offered by IFRS 1 regarding cumulative translation adjustments for foreign operations. These translation adjustments, which amounted to a negative value of € 1.9 billion as of January 1, 2004, will be deemed to be zero at the date of transition to IFRS. This restatement has no impact on stockholders’ equity. In addition, the gain or loss on subsequent disposals of foreign operations will exclude translation differences that arose prior to the transition date.

Consequently, under IFRS, the capital loss on the disposal of Jacob’s and Irish Biscuits was reduced by € 14 million, which corresponds to the cumulative translation adjustments as of January 1, 2004 in relation to these two subsidiaries.

B.    Presentation differences

1.    Net sales and selling expenses

Under French GAAP, consideration given by the Group to its customers as part of trade sales promotions is recorded as promotional expenses within selling expenses. In accordance with IAS 18, Revenue, certain trade sales promotions, such as cooperative advertising programs, new product introduction fees, feature price discounts and in-store display incentives, must be classified as a reduction of net sales when there is no separately identifiable and measurable benefit associated with these expenses. In the 2004 income statement prepared under IFRS, net sales and selling expenses have been reduced by € 1,125 million. This reclassification has no impact on operating income or net income.

2.    Presentation of exceptional items

Under French GAAP, exceptional items are excluded from operating income and presented on a separate line in the income statement. In accordance with IAS 1, Presentation of Financial Statements, exceptional items cannot be presented on a separate line in the income statement. As recommended by the French accounting standard setter (Recommendation N° 2004—R 02), some exceptional items have been included in operating income under the line item “Other operating (expense) income.” The Group also presents a trading operating income that excludes the line item “Other operating (expense) income.” This line includes (i) capital gains or losses on disposals of consolidated companies and (ii) impairment charges on intangible assets (including goodwill) held by consolidated entities.

Capital gains and losses as well as impairment charges relating to entities that are accounted for under the equity method are presented under the line item “Share in net income (loss) of affiliates.” Capital gains and losses as well as impairment charges relating to non-consolidated investments are presented under the line item “Other financial (expense) income.”

Consequently, in 2004, the € 105 million exceptional charges have been reclassified under the line item “Other (expense) income” for a negative amount of € 82 million, under the line item “Other operating (expense) income” for a negative amount of € 128 million and under the line item “Other financial (expense) income” for a positive amount of € 105 million.

3.    Presentation of the consolidated balance sheet

Under French GAAP, the consolidated balance sheet is presented based on the liquidity of assets and liabilities. In accordance with IAS 1, Presentation of Financial Statements, current assets and current liabilities must be presented separately from non-current assets and non-current liabilities, respectively. The adoption of IAS 1 had no impact on the presentation of the Group’s consolidated balance sheet.

4.    Minority interests

Under French GAAP, minority interests are not included within equity in the consolidated balance sheet. In accordance with IAS 27, Consolidated and Separate Financial Statements, minority interests must be presented within equity, separately from the parent stockholders’ equity.

In addition, under French GAAP, put options granted to minority shareholders are presented as off-balance sheet items and these put options do not have any impact in the presentation and measurement of minority interests in the consolidated balance sheet. In accordance with IAS 32, Financial Instruments: Disclosure and Presentation, minority interests that hold put options on the shares of Group’s subsidiaries must be reflected as financial liabilities in the consolidated balance sheet (see “C. Measurement Differences—5. Put options granted to minority shareholders” below).

5.    Intangible assets

Under French GAAP, trade goodwill (“fonds de commerce”) is treated as an identifiable intangible asset and is reflected under the line item “Other intangible assets, net” in the consolidated balance sheet. In accordance with revised IAS 38, Intangible Assets, trade goodwill does not qualify for recognition as an identifiable asset and must be subsumed with goodwill. Consequently, as of January 1, 2004, the Group has reclassified its trade goodwill from the line item “Other intangible assets, net” to the line item “Goodwill, net” for a total amount of € 55 million.

6.    Deferred taxes

Under French GAAP, deferred taxes are classified as long-term or short-term items consistently with the classification of the item to which they relate. In accordance with IAS 12, Income Taxes, all deferred tax assets and liabilities must be reflected as non-current assets and non-current liabilities in the consolidated balance sheet, and must be presented separately on the face of the balance sheet. Consequently, the Group has reclassified from current to non-current items net deferred tax assets amounting to € 80 million and € 55 million as of January 1, 2004 and December 31, 2004, respectively.

7.    Presentation of assets and liabilities held for sale and discontinued operation

Under French GAAP, asset and liabilities that are held for sale are not presented separately from other assets and liabilities. In accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, assets and liabilities that are held for sale must be presented on separate line items in the consolidated balance sheet. In addition, income from discontinued operations must be presented on a separate line item in the consolidated income statement. Under IFRS 5, a discontinued operation is defined as a component of an entity that (i) generates cash flows that are largely independent from cash flows generated by other components, (ii) is held for sale or has been sold and (iii) represents a separate major line of business or geographic area of operations. The Group has determined that, given the way it is organized, components will correspond to the reportable segments and geographic areas as described in Notes 27 and 28 to the consolidated financial statements.

The assets and liabilities of Italaquae (Beverages—Italy) that were held for sale as of December 31, 2004 have been presented separately in the consolidated balance sheet prepared under IFRS.

C.    Measurement differences

1.    Share-based payments

Under French GAAP, stock options granted to employees are not measured at their fair value and have no impact on the consolidated income statement. In accordance with IFRS 2, Share-based Payments, stock options granted to employees must be measured at fair value determined at their grant date and such fair value must be expensed over the vesting period. The fair value of options is determined using a Black & Scholes model, based on the assumptions determined by management. The Group has measured the fair value of all the options that were not fully vested as of January 1, 2004 (including those granted before November 7, 2002, the date as from which all grants must be accounted for under the provisions of IFRS 2). The application of IFRS 2 does not have any effect on the consolidated balance sheet nor on stockholders’ equity. Compensation charge recognized in the 2004 IFRS income statement amounted to € 28 million with a corresponding increase in stockholders’ equity.

2.    Brand names and goodwill amortization

Under French GAAP, brand names acquired in a purchase business combination are not systematically amortized whereas goodwill is systematically amortized over a period that reflects, as fairly as possible, the assumptions, objectives and prospects existing at the date of acquisition. Brand names and goodwill are subject to impairment reviews at least annually. An impairment charge is recorded when the recoverable value appears to be durably less than the carrying value, where recoverable value corresponds to the higher of fair value and net selling price.

In accordance with IFRS 3, Business Combinations, and revised IAS 38, Intangible Assets, goodwill and intangible assets with an indefinite useful life must not be amortized but instead must be tested for impairment at least annually. Consequently, the goodwill amortization charge recorded in the French GAAP income statement was reversed in the IFRS income statement for a total amount of € 92 million, including € 70 million in relation to subsidiaries and € 22 million in relation to affiliates.

The reversal of the amortization charge related to the goodwill of The Danone Springs of Eden, BV (HOD—Europe) and DS Waters LP (HOD—United States) resulted in an additional impairment charge of € 8 million, in order to adjust the carrying value of these two investments to their recoverable value. Similarly, the reversal of amortization charge related to the goodwill of Jacob’s and Irish Biscuits resulted in a € 6 million increase in the capital loss recorded on the disposal of these two subsidiaries.

In addition, the principles applied by the Group as of December 31, 2003 and December 31, 2004 regarding impairment testings of long-lived assets are compliant with the provisions of revised IAS 36, Impairment of Assets.

3.    Deferred taxes on brand names

Under French GAAP, deferred income taxes relating to brand names acquired in a purchase business combination are not recorded. IAS 12, Income Taxes, does not allow such an exception to the non-recognition of deferred taxes. Consequently, deferred tax liabilities must be recorded in relation to the difference between the tax base and the accounting base of brand names, including those brand names that have an indefinite useful life. Deferred tax liabilities have therefore been increased by € 399 million and € 360 million as of January 1, 2004 and December 31, 2004, respectively (out of which € 355 million and € 315 million, respectively, are attributable to the Group), and stockholders’ equity has been decreased by the same amounts.

In addition, the capital loss recorded upon disposal of Jacob’s and Irish Biscuits was decreased by € 34 million, which corresponds to the deferred taxes on the brand names of these two subsidiaries as of January 1, 2004.

4.    Goodwill relating to the acquisition of subsidiaries in the euro zone

In the French GAAP financial statements, goodwill relating to the acquisition of subsidiaries in the euro zone (before the adoption of the euro) is translated into euro using historical exchange rates. In accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, goodwill should have been converted into euro using closing exchange rates. The difference between historical exchange rates and closing exchange rates was reflected as a reduction in goodwill for a total amount of € 45 million as of January 1, 2004 and stockholders’ equity was reduced by a similar amount as of that date.

5.    Put options granted to minority shareholders

As indicated in Note 26 to the consolidated financial statements, the Group is committed to acquiring the minority shareholdings owned by third parties in some of the less than 100%-owned subsidiaries, should these third parties wish to exercise their put options. These options are treated as off-balance sheet commitments under French GAAP and are not reflected in the balance sheet, except in case of unrealized losses, which are reserved for. IAS 32 requires that the exercise price of such options granted to minority interests be reflected as a financial liability in the consolidated balance sheet.

As of today, there remains some uncertainty regarding the treatment of the difference between the exercise price of the options and the carrying value of the minority interests that must be reclassified within financial liabilities. In the absence of guidance from IFRIC, the Group has chosen to present such differences as additional goodwill. This goodwill will be adjusted at period end to reflect the change in the exercise price of the options and the carrying value of minority interests to which they relate. In management’s view, this treatment better reflects the economic substance of the transaction. However, this treatment may have to be modified if a new standard or interpretation issued before December 31, 2005 were to suggest that it is not appropriate.

As of January 1, 2004 and December 31, 2004, the application of such a treatment resulted in a decrease in minority interests by € 405 million and € 422 million, respectively, an increase in financial liabilities by € 2,018 million and € 2,440 million, respectively, and an increase in goodwill by € 1,596 million and € 2,002 million, respectively. In addition, stockholders’ equity has been decreased by € 16 million as of January 1, 2004 corresponding to the minority’s share in treasury shares owned by subsidiaries. This treatment has no impact on net income.

As indicated in “8. Derivative financial instruments and application of the amortized cost method” below, put options granted to the co-shareholders of some of the Group’s investments in non-controlled companies are measured at their fair value and are reflected in the consolidated balance sheet. Unlike put options granted to minority interests, the exercise price of put options granted to partners in non-controlled entities is not reflected as a financial liability in the consolidated balance sheet.

6.    Investment in debt and non-consolidated investments

Under French GAAP, investments in debt and non-consolidated investments are recorded at their acquisition cost. An allowance is recorded when their recoverable value appears to be durably less than their carrying value. Recoverable value is determined based on a multi-criteria analysis, including fair value, expected profitability and revalued net assets. Unrealized gains and temporary unrealized losses are not recognized.

In accordance with IAS 39, Financial Instruments: Recognition and Measurement, investments in debt and equity securities are classified into four categories: (i) financial assets and liabilities at fair value through profit or loss, (ii) held-to-maturity securities (the entity has a positive intent and ability to hold the securities to maturity), (iii) available-for-sale securities and (iv) loans and receivables. Under IFRS, the Group’s non-consolidated investments are treated as available-for-sale securities and are stated at fair value, with unrealized gains and temporary unrealized losses recorded directly in stockholders’ equity. Unrealized losses that are other than temporary are charged in the income statement. As of January 1, 2004 and December 31, 2004, net unrealized gains before tax amounted to € 69 million and € 31 million, respectively.

7.    Convertible bonds

Under French GAAP, convertible bonds are fully reflected as a financial liability in the consolidated balance sheet, under the line item “convertible bonds.” The conversion option does not have to be separated from the host debt instrument.

In accordance with IAS 32, when a financial instrument has several components (“hybrid” financial instruments), the debt components must be separated from the equity components. Accordingly, options that enable the holder to convert the financial instrument into equity of the issuer must be classified as equity in the consolidated balance sheet. The nominal amount of the instrument must be allocated between the different components, the value of the equity component being the residual value (difference between the total value of the instrument and the value of the debt component). The value of the debt component must correspond to the market value of a debt instrument having the same characteristics, but without conversion option.

The retroactive application of IAS 32 to the convertible bonds issued by the Group in June 2001 resulted in an increase in stockholders’ equity by € 27 million and € 19 million as of January 1, 2004 and December 31, 2004, respectively. In addition, interest expense for the year 2004 was increased by € 7 million.

8.    Derivative financial instruments and application of the amortized cost method

Under French GAAP, derivative financial instruments that are treated as hedging instruments are not reflected in the balance sheet. Any gain or loss relating to those derivatives are deferred and recognized in the income statement in the period during which the underlying hedged items affect earnings. In addition, interest-bearing assets and liabilities are reflected at their historical cost in the balance sheet, after taking account of allowances on assets, when necessary. Interest income and expense in relation to these financial instruments are calculated based on the interest rate negotiated when the instrument was issued. Issue costs are capitalized and amortized over the life of the instruments.

In accordance with IAS 39, all derivative financial instruments must be recorded in the balance sheet at their fair value. When derivatives are designated as fair value hedges, changes in the fair value of both the derivatives and the hedged items are recognized in the income statement. When derivatives are designated as cash flow hedges, the effective portion of changes in their fair value is recorded in equity: this effective portion is recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are directly recognized in the income statement. In addition, IAS 39 requires that some financial assets and liabilities be measured at their amortized cost using the effective interest rate method.

As of January 1, 2004 and December 31, 2004, the application of IAS 39 would have negatively impacted stockholders’ equity by € 9 million and € 16 million, respectively (before tax). In 2004, a € 10 million charge before tax was recorded in relation to derivative financial instruments and the application of the amortized cost method.

In addition, under French GAAP, put options granted to the Group’s partners in non-controlled entities are reflected as off-balance sheet commitments. In accordance with IAS 39, these put options are reflected in the balance sheet at fair value with changes in fair value recorded in the income statement. As of January 1, 2004, fair value of those put options was zero. As of December 31, 2004, fair value of the put options was zero, with the exception of the put option granted to the Group’s partners in DS Waters LP, which had a negative value of € 150 million already accrued for under French GAAP.

9.    Securitization of trade receivables

In 2001, the Group entered into a securitization program with financial institutions to sell without recourse accounts receivable to a special purpose vehicle (“FCC—Fonds Commun de créances”). Under French GAAP, the FCC is not consolidated as the Group does not have the power to govern its financial and operating policies. Consequently, the receivables sold are no longer reflected in the balance sheet.

In accordance with SIC 12, Consolidation—Special Purpose Entities, the FCC must be consolidated as the Group keeps a majority of the risks and rewards associated with the activities of the FCC. Consequently, under IFRS, the receivables sold must be kept in the balance sheet and a financial liability must be recognized for a similar amount. As of January 1, 2004 and December 31, 2004, the securitized receivables amounted to € 667 million and € 703 million, respectively.

Consolidated Income Statement, Balance Sheet and Statement of Changes in Stockholders’ Equity

The table below presents a reconciliation between the consolidated income statement under French GAAP and the consolidated income statement under IFRS for the year 2004:

	Under French GAAP	Impact of transition to IFRS	Under IFRS
	(In millions of euro)
Net sales	13,700	(1,125)	12,575
Cost of goods sold	(6,369)	—	(6,369)
Selling expenses	(4,294)	1,125	(3,169)
General and administrative expenses	(997)	—	(997)
Research and development costs	(131)	—	(131)
Other (expense) income	(204)	(31)	(235)

Trading operating income	1,705	(31)	1,674
Other operating (expense) income	—	(49)	(49)

Operating income	1,705	(80)	1,625
Exceptional items	(105)	105	—
Interest income	54	1	55
Interest expense	(140)	(9)	(149)
Cost of net debt	(86)	(8)	(94)
Other financial (expense) income	13	91	104

Income before tax	1,527	108	1,635
Income tax	(457)	10	(447)

Income from consolidated companies	1,070	118	1,188
Share in net income (loss) of affiliates	(564)	14	(550)

Net income from continuing operations	506	132	638
Discontinued operations	—	—	—

Net income	506	132	638
-Attributable to the Group	317	132	449
-Attributable to minority interests	189	—	189
Basic earnings per share attributable to the Group	1.26	—	1.79
Diluted earnings per share attributable to the Group	1.25	—	1.79

The table below presents a reconciliation between operating income under French GAAP and operating income under IFRS:

(In millions of euro)
Operating income under French GAAP	1,705
Goodwill amortization	70
Impairment of assets	(17)
Integration and restructuring charges	(62)
Compensation cost under stock options plans	(28)
Net periodic pension cost	4
Derivative financial instruments	4
Other	(2)
Trading operating income under IFRS	1,674
Capital losses on disposal of consolidated entities	(49)
Operating income under IFRS	1,625

The table below presents a reconciliation between the consolidated balance sheet under French GAAP and the consolidated balance sheet under IFRS as of December 31, 2004:

	Under French GAAP	Impact of transition to IFRS	Under IFRS
	(In millions of euro)
ASSETS

Property, plant and equipment, net	2,682	(46)	2,636
Brand names	1,147	9	1,156
Other intangible assets, net	253	(56)	197
Goodwill, net	1,817	2,030	3,847

	3,217	1,983	5,200

Investments accounted for under the equity method	1,948	13	1,961
Available for sale securities	213	31	244
Long-term loans	316	(4)	312
Other long-term assets	198	—	198
Long-term deferred tax assets	—	101	101

Non-current assets	8,574	2,078	10,652

Inventories	603	(6)	597
Trade accounts and notes receivable	764	662	1,426
Other accounts receivable and prepaid expenses	554	8	562
Short-term loans	40	—	40
Marketable securities	2,200	—	2,200
Cash and cash equivalents	466	—	466
Assets held for sale	—	136	136

Current assets	4,627	800	5,427

Total assets	13,201	2,878	16,079

LIABILITIES AND STOCKHOLDERS’ EQUITY

Share capital	134	—	134
Additional paid-in capital	218	41	259
Retained earnings	7,122	(2,272)	4,850
Cumulative translation adjustments	(1,995)	1,898	(97)
Treasury stock	(902)	(16)	(918)
Net income recognized directly in equity	—	28	28

Stockholders’ equity attributable to the Group	4,577	(321)	4,256
Minority interests	717	(467)	250
Stockholders’ equity	5,294	(788)	4,506

Convertible bonds	624	(19)	605
Long-term debt	2,990	3,082	6,072
Retirement indemnities, pensions and post-retirement healthcare benefits	277	51	328
Long-term deferred tax liabilities	35	388	423
Provisions and other long-term liabilities	368	(4)	364

Non-current liabilities	4,294	3,498	7,792

Trade accounts and notes payable	1,659	(27)	1,632
Accrued expenses and other current liabilities	1,517	33	1,550
Short-term debt and bank overdrafts	437	90	527
Liabilities held for sale	—	72	72

Current liabilities	3,613	168	3,781

Total stockholders’ equity and liabilities	13,201	2,878	16,079

The table below presents the statement of changes in stockholders’ equity under IFRS:

	Capital stock	Additional paid-in capital	Retained earnings	Cumulative translation adjustments	Treasury stock	Net income recognized directly in equity	Stockholders’ equity - group	Minority interests	Stockholders’ equity
Balance as of January 1, 2004	135	377	4,681	—	(862)	59	4,390	253	4,643
Capital stock issues		38					38	—	38
Capital stock reduction	(1)	(156)					(157)	(1)	(158)
Changes in treasury stock					(56)		(56)	—	(56)
Net income for 2004			449				449	189	638
Dividends paid			(308)				(308)	(147)	(455)
Translation adjustments				(97)			(97)	(24)	(121)
Changes in scope of consolidation							—	(4)	(4)
Unrealized gain (loss) on available-for-sale securities						(33)	(33)	—	(33)
Cash flow hedges						2	2	—	2
Stock option			28				28	—	28
Put options							—	(16)	(16)
Balance as of December 31, 2004	134	259	4,850	(97)	(918)	28	4,256	250	4,506

Statement of Cash Flows and Changes in Net Debt

There are no significant differences between the statement of cash flows under French GAAP and the statement of cash flows under IFRS.

The table below presents a reconciliation between the Group’s net debt under French GAAP and the Group’s net debt under IFRS as of January 1, 2004 and December 31, 2004:

	As of January 1, 2004	Impact of transition to IFRS	As of December 31, 2004
Net debt under French GAAP	2,692	(1,307)	1,385
Put options granted to minority interests	2,018	422	2,440
Securitization of receivables	667	36	703
Convertible bonds	(29)	10	(19)
Derivative financial instruments and amortized cost method	17	6	23
Other	6	—	6
Net debt under IFRS	5,371	(833)	4,538

Net sales, operating income and operating margin by business line and geographic area

(in millions of euro)	Net sales	Trading operating income	Trading operating margin
By Business Line
Fresh dairy products	6,510	917	14.1%
Beverages	3,201	493	15.4%
Biscuits and cereal products	2,562	278	10.9%
Other food businesses	302	64	21.1%
Unallocated expenses	—	(78)	—
Group	12,575	1,674	13.3%

By Geographic Area
Europe	8,338	1,268	15.2%
Asia	2,025	270	13.3%
Rest of World	2,212	214	9.7%
Unallocated expenses	—	(78)	—
Group	12,575	1,674	13.3%